CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

9 January 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Schedule 10	05/01/2007
REG-Catlin Group Limited Trading Statement	04/01/2007

Yours faithfully,

Pramila Bharj

Enc.

RECEIVED

07 JAN 15 A 11:41

Print

REG-Catlin Group Limited Schedule 10
Released: 05/01/2007

RNS Number:0590P
Catlin Group Limited
05 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Barclays Capital Nominees Ltd		5,100
Barclays Capital Nominees Ltd		5,100
Barclays Capital Nominees Ltd		5,100
Barclays Capital Nominees Ltd		167,247
Barclays Capital Nominees Ltd		341,112
Barclays Capital Nominees Ltd		427,721
BBHISL Nominees Ltd HGB0125	120192701	5,000
BNP PARIBAS		35,297
BOISS NOMINEES LTD	4224361	122,693
CHASE NOMINEES LTD	16376	58,653
CHASE NOMINEES LTD	20947	4,634,248
CHASE NOMINEES LTD	21359	43,957
CHASE NOMINEES LTD	28270	25,678
CHASE NOMINEES LTD	28270	37,027
CIBC MELLON GLOBAL SECURITIES		26,010
Durlacher Nominees Ltd		3,798
INVESTORS BANK AND TRUST CO.		80,518
INVESTORS BANK AND TRUST CO.		2,311
INVESTORS BANK AND TRUST CO.		53,220
INVESTORS BANK AND TRUST CO.		552,965
INVESTORS BANK AND TRUST CO.		1,448,543
INVESTORS BANK AND TRUST CO.		45,190
INVESTORS BANK AND TRUST CO.		1,683
JP MORGAN (BGI CUSTODY)	16331	28,064
JP MORGAN (BGI CUSTODY)	16331	76,356
JP MORGAN (BGI CUSTODY)	16341	63,610
JP MORGAN (BGI CUSTODY)	16341	74,394

JP MORGAN (BGI CUSTODY)	16344	21,765
JP MORGAN (BGI CUSTODY)	16345	33,013
JP MORGAN (BGI CUSTODY)	16400	925,949
JP MORGAN (BGI CUSTODY)	18409	113,350
JPMorgan Chase Bank		69,037
JPMORGAN CHASE BANK		205,669
Master Trust Bank		36,174
Mellon Trust - US CUSTODIAN /		59,200
MELLON TRUST OF NEW ENGLAND		34,613
NORTHERN TRUST BANK - BGI SEPA		70,185
NORTHERN TRUST BANK - BGI SEPA		87,454
STATE STREET BANK & TRUST - WI		59,777
STATE STREET BANK & TRUST - WI		11,513
STATE STREET BOSTON		63,275
STATE STREET TRUST OF CANADA -		60,322
The Northern Trust Company - U		42,228
Trust & Custody Services Bank		63,427
	Total	10,327,546

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

386,419

8. Percentage of issued class

0.2%

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 21 DECEMBER 2006. "SHARES DISPOSED" IS
DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

4 January 2007

12. Total holding following this notification

10,327,546

13. Total percentage holding of issued class following this notification

4.3%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

5 January 2007

END
HOLUVUURBWRARAR

Print

REG-Catlin Group Limited Trading Statement
Released: 04/01/2007

RNS Number:0148P
Catlin Group Limited
04 January 2007

4 January 2007

CATLIN GROUP LIMITED TRADING STATEMENT

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international specialty property/casualty insurer and reinsurer, today provides a trading update.

2006 was a remarkably catastrophe-free year, and claims experience for the non-catastrophe-exposed portfolio has been generally favourable. The Group's underwriting portfolio performed strongly overall.

The 2007 renewal season has been broadly in line with expectations. Whilst rates and conditions for catastrophe-exposed business continued to be robust, rates for some non-catastrophe-exposed classes continued to be under pressure. Rates are currently adequate for most classes of business underwritten by Catlin, and Management looks ahead to 2007 with optimism.

Catlin's offer to acquire Wellington Underwriting plc was declared wholly unconditional at 5.45pm on 18 December 2006. By 8am the following day, all members of the combined underwriting staff were working from a new, purpose-built underwriting floor on the ground level of Catlin's London office, and the full integration of underwriting operations has since been completed. The integration of financial and support functions is on schedule and will be completed by the end of January, and all staff in London are expected to be relocated by that time.

Catlin is also in the process of refinancing through the debt capital markets the US$500 million bridge facility that was used to finance the acquisition of Wellington.

Stephen Catlin, chief executive of Catlin Group Limited, said:

"We are looking forward to 2007 with confidence and enthusiasm in the light of our successful acquisition of Wellington, the rapid integration of the two businesses and our strong performance in 2006. The enlarged Catlin Group will benefit from the attractive market environment that exists in many of the specialty classes of insurance and reinsurance that we underwrite worldwide."

\- ends -

For more information contact:

Media Relations:		
James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley, Maitland	Tel:	+44 (0)20 7379 5151
	E-mail:	emorley@maitland.co.uk
Investor Relations:		
William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor Relations, London	Mobile:	+44 (0)7710 314 365

E-mail: william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.4 billion in 2005 and more than US$900 million in the six months ended 30 June 2006. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. On 18 December 2006, Catlin's offer for the entire issued and to be issued share capital of Wellington Underwriting plc was declared unconditional. The enlarged Catlin Group has a total net asset value of US$1.9 billion.

3. Catlin operates four underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003) is a recognised leader of numerous classes of specialty insurance and reinsurance. The Catlin Syndicate is the largest at Lloyd's in 2007 based on premium capacity of up to £1.25 billion.

   - Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

   - Catlin US, which encompasses Catlin's operations based in the United States. Catlin US includes Catlin Insurance Company Inc., an admitted US insurer which will commence operations soon, and Wellington Specialty Insurance Company, a non-admitted insurer which will soon be rebranded under the Catlin banner. Catlin US has more than 15 underwriting offices in the United States.

4. Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in Canada (Toronto and Calgary), Australia (Sydney), Singapore,Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham,Watford and Tonbridge. Catlin recently announced that it will open European offices in Paris, Barcelona, Zurich and Innsbruck in early 2007.

END
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